FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 13, 2009

FAIRFAX INCREASES SENIOR NOTES OFFERING TO Cdn $400 MILLION

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces an increase in the size of its offering of 7.5% Senior Notes due 2019 from $150 million to $400 million in aggregate principal amount, to be priced at 99.639.

The Senior Notes are being offered through a syndicate of dealers led by BMO Capital Markets and including CIBC World Markets, RBC Capital Markets, Scotia Capital, Bank of America Merrill Lynch, GMP Securities and Cormark Securities. The offering is expected to close on or about August 18, 2009.

The notes will be unsecured obligations of Fairfax and will pay a fixed rate of interest of 7.5 per cent per annum.  Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

Details of the offering will be set out in a prospectus supplement to its short form base shelf prospectus dated April 25, 2008 that Fairfax intends to file in respect of this offering with the applicable Canadian securities regulatory authorities on August 14, 2009 and that will be available on the SEDAR website for Fairfax at www.sedar.com. A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Senior Notes may be obtained when it becomes available from BMO Capital Markets, Mr. Jim Halliday, Managing Director, Debt Syndication at (416) 359-4344, 100 King St. West, 3rd Floor Podium, Toronto, ON  M5X 1H3.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

             Media Contact
             Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946